UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	July	2015
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Atlatsa Announces Voluntary Delisting from the NYSE MKT, dated July 10, 2015.

Document 1

ATLATSA ANNOUNCES VOLUNTARY DELISTING FROM THE NYSE MKT

July 10, 2015 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; JSE: ATL; NYSE MKT: ATL;) announced today its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission (the "SEC") to voluntarily withdraw its common shares from listing on the NYSE MKT.  The Company expects to file the Form 25 on July 20, 2015.  The Company expects the delisting will be effective approximately 10 days following the filing of the Form 25.

The voluntary delisting is part of Atlatsa’s on-going cost containment measures and is intended to simplify the administrative requirements of the Company, and to reduce listing fees and legal and administrative costs associated with the listing of the common shares on three separate stock exchanges.  In addition, the Company considered the fact that the NYSE MKT listing rules with respect to the maintenance of a minimum share price could require the Company to undertake certain corporate or other actions primarily to meet such requirements, which may not be in the best interest of the Company or its shareholders.  Therefore, the Board of Directors determined that the compliance obligations, costs and burdens of maintaining a listing of the common shares on the NYSE MKT outweigh the benefits to the Company at this time.

Atlatsa’s common shares will continue to be listed on the Toronto Stock Exchange (the "TSX") and the JSE Limited, two of the world's premier stock exchanges for mining companies.  U.S. shareholders should be able to trade their Atlatsa shares on the TSX through U.S. broker-dealers that have Canadian registered broker-dealer affiliates.  In addition, the Company expects the common shares will be quoted on the U.S. over-the-counter (OTC) markets following the delisting; however, there can be no assurance that trading on the OTC markets will occur.  The Company will continue to file reports with Canadian securities regulators on SEDAR and with the SEC following the voluntary delisting.

Queries:

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

For further information: On behalf of Atlatsa Resources Prudence Lebina, Head: Investor Relations Office: +27 11 779 6800 Email: prudencel@atlatsa.com	Russell and Associates Charmane Russell Office: +27 11 880 3924 Mobile: +27 82 372 5816	One Capital Sponsor Services Proprietary Limited Kathy Saunders Office: +27 11 550 5010 Email: kathy@onecapital.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	July 10, 2015	By:	/s/ Boipelo Lekubo
Name: Boipelo Lekubo Title: Chief Financial Officer